EXHIBIT (21)

SUBSIDIARIES OF REGISTRANT

Registrant owns 100% of the outstanding stock of each of the following corporations:

Name	State of Incorporation

Harleysville Insurance Company of Ohio	Ohio

Harleysville-Atlantic Insurance Company	Georgia

Harleysville Insurance Company of New Jersey	New Jersey

Harleysville Preferred Insurance Company	Pennsylvania

Harleysville Lake States Insurance Company	Michigan

Mid-America Insurance Company	Pennsylvania

Harleysville Insurance Company	Minnesota

Harleysville Insurance Company of New York	New York

Harleysville Worcester Insurance Company	Massachusetts